Exhibit 99.1

June 15, 2022

Dear Fiverr International Ltd. Shareholders:

We cordially invite you to attend the Annual General Meeting of Shareholders of Fiverr International Ltd. (the “Meeting”), to be held on July 20, 2022, at 4:00 p.m. (Israel time), at our headquarters at 8 Eliezer Kaplan St., Tel Aviv 6473409, Israel.

At the Meeting, shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Annual General Meeting of Shareholders. Our board of directors recommends that you vote FOR each of the Proposals listed in the Notice.

Only shareholders of record at the close of business on June 13, 2022, are entitled to notice of and to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice of Annual General Meeting of Shareholders and the accompanying proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.

We look forward to greeting as many of you as can attend the Meeting.

Sincerely,

Micha Kaufman
Chairman of the Board of Directors and Chief Executive Officer

Notice of Annual General Meeting of Shareholders

To be Held on July 20, 2022

Dear Fiverr International Ltd. Shareholders:

We cordially invite you to attend the Annual General Meeting of Shareholders (the “Meeting”) of Fiverr International Ltd. (the “Company”), to be held on Wednesday, July 20, 2022 at 4:00 p.m. (Israel time), at our headquarters at 8 Eliezer Kaplan St., Tel Aviv 6473409, Israel (the telephone number at that address is +972-72-2280910).

The following matters are on the agenda for the Meeting:

(1)
to re-elect each of Micha Kaufman, Ron Gutler and Gili Iohan as Class III directors, to serve until the Company’s annual general meeting of shareholders in 2025, and until their respective successors are duly elected and qualified;

(2)	to amend the Articles of Association of the Company to provide a forum selection provision to regulate the forums where certain claims can be filed against the Company; and

(3)
to re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2022, and until the next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

In addition to considering the foregoing Proposals, the Company’s shareholders will have the opportunity to hear from representatives of the Company’s management, who will be available at the Meeting to review and discuss with shareholders the consolidated financial statements of the Company for the year ended December 31, 2021.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on June 13, 2022, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

Even if you plan to attend the Meeting, we encourage you to vote your shares by proxy in advance. If you hold your ordinary shares in your own name, you may vote by Internet, telephone or by completing, signing, and returning the enclosed proxy card in the envelope provided, in accordance with the instructions therein.  If you hold ordinary shares through a bank, broker or other nominee (i.e., in “street name”) which is one of our shareholders of record at the close of business on June 13, 2022, you must follow the instructions included in the enclosed voting instruction form you receive from your bank, broker or nominee, and may also be able to submit voting instructions to your bank, broker or nominee via the Internet or by telephone. Please be certain to have your control number from your voting instruction form ready for use in providing your voting instructions. If you have previously consented to receive your proxy materials by email, you may vote by simply clicking the “VOTE NOW” button in the accompanying email. If you hold your ordinary shares in “street name,” you must obtain a legal proxy from the record holder to enable you to participate in and to vote your ordinary shares at the Meeting (or to appoint a proxy to do so).

Our board of directors recommends that you vote FOR each of the above Proposals, which are described in the proxy statement.

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting power of the Company’s ordinary shares constitutes a quorum for purposes of the Meeting.  If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time and place or to a specified day, time and place). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares) will constitute a quorum.

The last date for submitting a request to include a Proposal in accordance with Section 66(b) of the Israeli Companies Law, 5759-1999, is June 22, 2022.  A copy of the proxy statement (which includes the full version of the proposed resolutions) and a proxy card is being distributed to shareholders and also furnished to the U.S. Securities and Exchange Commission under cover of Form 6-K.  Shareholders are also able to review the proxy statement at the “Investor Relations” portion of our website, which can be found at: https://investors.fiverr.com/ or at our headquarters at 8 Eliezer Kaplan St., Tel Aviv 6473409, Israel, upon prior notice and during regular working hours (telephone number: +972-72-2280910) until the date of the Meeting.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented and voted at the Meeting.  Accordingly, after reading the Notice of Annual General Meeting of Shareholders and the Proxy Statement, please sign, date and mail the proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.  If voting by mail, the proxy card must be received by no later than 11:59 p.m. EDT on July 19, 2022, to be validly included in the tally of ordinary shares voted at the Meeting.  Detailed proxy voting instructions will be provided both in the proxy statement and in the proxy card.

By Order of the Board of Directors,

Micha Kaufman
Chairman of the Board of Directors and Chief Executive Officer

ii

Proxy Statement
______________

Annual General Meeting of Shareholders

To Be Held on July 20, 2022

This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors (the “Board”) of Fiverr International Ltd. (the “Company” or “Fiverr”) to be voted at an Annual General Meeting of Shareholders (the “Meeting”), and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders.  The Meeting will be held on Wednesday, July 20, 2022, at 4:00 p.m. (Israel time), at our headquarters at 8 Eliezer Kaplan St., Tel Aviv 6473409, Israel.

This proxy statement, the attached Notice of Annual General Meeting of Shareholders and the enclosed proxy card or voting instruction form are being made available to holders of Fiverr’s ordinary shares, beginning June 15, 2022.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on June 13, 2022, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time. You can vote your ordinary shares by attending the Meeting or by following the instructions under “How You Can Vote” below.  Our Board urges you to vote your ordinary shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The following matters are on the agenda for the Meeting:

(1)
to re-elect each of Micha Kaufman, Ron Gutler and Gili Iohan as Class III directors, to serve until the Company’s annual general meeting of shareholders in 2025, and until their respective successors are duly elected and qualified;

(2)	to amend the Articles of Association of the Company to provide a forum selection provision to regulate the forums where certain claims can be filed against the Company; and

(3)
to re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2022, and until the next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

 In addition to considering the foregoing Proposals, the Company’s shareholders will have the opportunity to hear from representatives of the Company’s management, who will be available at the Meeting to review and discuss with shareholders the consolidated financial statements of the Company for the year ended December 31, 2021.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above Proposals.

Quorum and Adjournment

On June 13, 2022, we had a total of 37,122,615 ordinary shares issued and outstanding.  Each ordinary share outstanding as of the close of business on June 13, 2022, is entitled to one vote on each of the Proposals to be presented at the Meeting.  Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that, they hold ordinary shares representing at least 25% of our voting power.  If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time, and place or to a specified day, time, and place). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum.  A “broker non-vote” occurs when a bank, broker or other holder of record holding ordinary shares for a beneficial owner attends the Meeting but does not vote on a particular Proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.  Brokers that hold ordinary shares in “street name” for clients (as described below) typically have authority to vote on “routine” Proposals even when they have not received instructions from beneficial owners.  The only item on the Meeting agenda that may be considered routine is Proposal No. 3 relating to the reappointment of the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Israeli Companies Law 5759-1999 (the “Companies Law”), rather than the rules applicable to domestic U.S. reporting companies. Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its ordinary shares if the shareholder wants its ordinary shares to count for the Proposals.

Vote Required for Approval of Each of the Proposals

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve each of the Proposals.

Apart from for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote. Abstentions will not be treated as either a vote “FOR” or “AGAINST” a matter.

How You Can Vote

You can vote either in person at the Meeting or by authorizing another person as your proxy, whether or not you attend the Meeting. You may vote in any of the manners below:

•
By Internet—If you are a shareholder of record, you can submit a proxy over the Internet by logging on to the website listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and submitting a proxy by following the on-screen prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar nominee that holds your shares offers Internet voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit your proxy over the Internet.  If you have previously consented to receiving proxy materials by email from your nominee, you may simply click the “VOTE NOW” button in the accompanying email;

•
By telephone—If you are a shareholder of record, you can submit a proxy by telephone by calling the toll-free number listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and following the prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar organization that holds your shares offers telephone voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit a proxy by telephone; or

•
By mail—If you are a shareholder of record, you can submit a proxy by completing, dating, signing and returning your proxy card in the postage-paid envelope provided. You should sign your name exactly as it appears on the enclosed proxy card. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity. If you hold shares in “street name,” you have the right to direct your brokerage firm, bank or other similar organization on how to vote your shares, and the brokerage firm, bank or other similar organization is required to vote your shares in accordance with your instructions. To provide instructions to your brokerage firm, bank or other similar organization by mail, please complete, date, sign and return your voting instruction form in the postage-paid envelope provided by your brokerage firm, bank or other similar organization.

Registered Holders

If you are a shareholder of record whose ordinary shares are registered directly in your name with our transfer agent, Computershare Trust Company, N.A., you have the right to grant your voting proxy directly to the individuals listed as proxies on the proxy card by submitting your proxy in advance as noted above or to vote in person at the Meeting. Please follow the instructions on the proxy card.  You may change your mind and cancel your proxy by sending us a written notice, by submitting a later-dated proxy, or by voting in person at the Meeting.  We will not be able to count a proxy card from a registered holder unless we receive it at our headquarters at 8 Eliezer Kaplan St., Tel Aviv 6473409, Israel, or Broadridge Financial Solutions, Inc. receives it in the enclosed envelope no later than 11:59 p.m. EDT on July 19, 2022.

If you provide specific instructions (by marking a box) with regard to the Proposals, your ordinary shares will be voted as you instruct.  If you sign and return your proxy card without giving specific instructions, your ordinary shares will be voted in favor of each Proposal in accordance with the recommendation of the Board. The persons named as proxies in the enclosed proxy card will vote in their discretion on any other matters that properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 25 of the Company’s Articles of Association.

Beneficial Owners

If you are a beneficial owner of the ordinary shares held in a brokerage account or by a trustee or nominee, these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee.  As a beneficial owner, you have the right to direct your broker, trustee or nominee how to vote your shares. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your ordinary shares.

You are also invited to attend the Meeting.  However, because a beneficial owner is not a shareholder of record, you may not vote your ordinary shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your ordinary shares, giving you the right to vote the ordinary shares at the Meeting.

Who Can Vote

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on June 13, 2022, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time.

Revocation of Proxies

Shareholders of record may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by delivering to us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. A shareholder who holds shares in “street name” should follow the directions of, or contact, the bank, broker or nominee if he, she or it desires to revoke or modify previously submitted voting instructions.

Solicitation of Proxies

Proxies are being distributed to shareholders beginning June 15, 2022. Certain officers, directors, employees and agents of Fiverr, may solicit proxies by telephone, emails, or other personal contact.  We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of ordinary shares. We have also engaged Innisfree M&A Incorporated as our proxy solicitor for the Annual General Meeting.

Voting Results

The final voting results will be tallied by the Company based on the information provided by Broadridge Financial Solutions, Inc. or otherwise, and the overall results of the Meeting will be published following the Meeting in a report of foreign private issuer on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission (the “SEC”).

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this proxy statement are available at the “Investor Relations” portion of our website, which can be found at https://investors.fiverr.com/.  The contents of that website are not a part of this proxy statement.

Assistance in Voting your Shares

Your vote is important!  If you have questions about how to vote your shares, please call our proxy solicitor, Innisfree M&A Incorporated, TOLL-FREE, at 1 (877) 750-0637 (from the U.S. and Canada) OR at +1 (412) 232-3651 (from other locations).

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of ordinary shares beneficially owned, directly or indirectly as of June 13, 2022, by (i) each person known by us to be the owner of more than 5% of our outstanding ordinary shares, based on public filings or information provided by us, (ii) each of our directors and executive officers individually, and (iii) all of our directors and executive officers as a group.  Except as otherwise set forth below, the street address of the beneficial owners is c/o Fiverr International Ltd., 8 Eliezer Kaplan St., Tel Aviv 6473409, Israel.

Name of beneficial owner	Number(1)	%(2)
Directors and Executive Officers
Micha Kaufman(3)	2,443,084	6.5%
Ofer Katz	*	*
Hila Klein	*	*
Gali Arnon	*	*
Gil Sheinfeld	*	*
Philippe Botteri	*	*
Adam Fisher	*	*
Ron Gutler	*	*
Gili Iohan	*	*
Jonathan Kolber(4)	2,933,612	7.9%
Nir Zohar	*	*
All executive officers and directors as a group (11 persons)	6,119,131	15.9%

*	Indicates ownership of less than 1%.

(1)
Beneficial ownership is determined in accordance with SEC rules. Under SEC rules, a person is deemed to be a ‘beneficial’ owner of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security.  A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Accordingly, ordinary shares relating to options currently exercisable or exercisable within 60 days as of June 13, 2022, and restricted share units (RSUs) that are subject to vesting conditions expected to occur within 60 days as of June 13, 2022, are deemed to be beneficially owned. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them.

(2)
The percentages shown are based on 37,122,615 ordinary shares issued and outstanding as of June 13, 2022. Ordinary shares relating to options currently exercisable or exercisable within 60 days as of June 13, 2022, and RSUs that are subject to vesting conditions expected to occur within 60 days as of June 13, 2022, are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.

(3)
Based on information provided to us, Mr. Kaufman holds 1,814,460 ordinary shares and 628,624 ordinary shares underlying options that are currently exercisable within 60 days as of June 13, 2022, at a weighted average exercise price of $42.18, which expire between 2025 and 2028.

(4)
Based on information reported on a Schedule 13G/A filed on January 11, 2021, and information available to us, represents (a) 809,835 ordinary shares held by Mr. Kolber directly, (b) 1,939,665 ordinary shares held by Anfield Ltd., over which Mr. Kolber has sole voting power, and (c) 184,112 ordinary shares held by Artemis Asset Holding Limited, on behalf of the Jonathan Kolber Bare Trust, of which Mr. Kolber is the sole beneficiary. Mr. Kolber may be deemed to have beneficial ownership of all of these ordinary shares, and his business address is 12 Abba Even Blvd, Herzliya, Israel 4672530.

CORPORATE GOVERNANCE

Overview

Fiverr is committed to effective corporate governance and independent oversight by our Board. Our programs and policies are informed by engagement with our shareholders as well as a guiding principle that the Board is accountable for representing the best interests of our shareholders, accomplished primarily through independence, diversity of experience and engagement with shareholders alongside additional key constituents.

Shareholder Engagement

We believe that effective corporate governance includes regular, constructive conversations with our shareholders. We are committed to maintaining an active dialogue to understand the priorities and concerns of our shareholders as we value their ideas and opinions. All feedback is reviewed and implemented as appropriate pursuant to the Company’s strategy, business growth and maturity stage. As part of our investor relations program, we engage with the vast majority of our institutional shareholders throughout the calendar year through quarterly earnings calls, investor conferences and investor meetings. Since 2021, we have conducted substantive discussions with shareholders on corporate governance, business performance, strategy and more recently on our environmental, social and governance efforts. Maintaining an active dialogue with our shareholders is consistent with our corporate values of open communication and accountability, and we intend to continue these efforts in the future.

Board Structure

Our Articles of Association provide that our Board may consist of no less than three and no more than ten directors, as may be fixed from time to time by the Board. Our Board currently consists of seven directors. Each of our current six non-executive directors is independent under the New York Stock Exchange corporate governance rules that require a majority of our directors to be independent, with Mr. Ron Gutler serving as lead independent director.

Our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board. At each annual general meeting of our shareholders, the term of office of only one class of directors expires. The election or re-election of such class of directors is for a term of office that expires as of the date of the third annual general meeting following such election or re-election. Each director holds office until the annual general meeting of our shareholders in which his or her term expires, unless he or she is removed by a vote of 65% of the total voting power of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our Articles of Association.

Board Leadership and Lead Independent Director

Mr. Micha Kaufman, our Co-Founder, has served as our Chief Executive Officer and as a member of our Board since our inception and currently also serves as Chairman of our Board. The Companies Law requires that shareholder approval of the re-appointment of our Chief Executive Officer as Chairman of the Board be obtained no later than five years following June 17, 2019, the closing date of our initial public offering. Further, if our Chief Executive Officer is re-appointed as Chairman of the Board, his or her dual office term shall be limited, following the initial five-year period, to three-year terms, subject to shareholder approval.

Since our Chairman of the Board is our Chief Executive Officer, our Board has appointed Mr. Ron Gutler as lead independent director, whose responsibilities include presiding over all meetings of the Board at which the chair of the Board is not present, including any executive sessions of the independent directors, approving Board meeting schedules and agendas, and acting as the liaison between the independent directors and the Chief Executive Officer and Chairman of the Board. Our lead independent director also serves as Chairman of each of our committees.

Board Composition and Qualification

Our Board and nominating and governance committee believe the skills, qualities, attributes, experience, and diversity of backgrounds of our directors provide us with a diverse range of perspectives to effectively address our evolving needs and represent the best interests of our shareholders. As such, our Board annually assesses its composition in terms of skill sets, experience and diversity to best oversee its strategic plan for value creation.

We believe having a diverse group of directors, whether in gender, ethnicity and skillsets, provides tremendous strategic value to our company. As such, our Board and our nominating and governance committee has engaged a headhunter to identify a pool of qualified female candidates to help further diversify the Board. In addition to gender diversity, we are also actively seeking someone with the appropriate background and skill set from various industries to further diversify our Board and provide meaningful experience to the table.

Corporate Governance Practices

Below, we summarize the key governance practices and policies that our Board considers as material in order to advance our goals and protect the interests of our shareholders, including:

What we do
Maintain a majority independent Board	Maintain a lead independent director who also serves as the chairman of all of the Board’s committees
Maintain entirely independent Board committees	Oversee our ESG policy and implementation at the Board and management levels

For more information regarding our Board, its committees and our corporate governance practices, see “Part I, Item 6.C. Board Practices” of our Annual Report on Form 20-F for the year ended December 31, 2021, as filed with the SEC on February 17, 2022 (the “Annual Report”).

COMPENSATION OF DIRECTORS AND CERTAIN EXECUTIVE OFFICERS

Independent Compensation Advisor and Peer Group

Our Board and its compensation committee have consistently taken a disciplined approach to effectively manage the long-term dilutive impact of our equity incentive grants and are committed to continue balancing the scope of our equity compensation program with its impact on our earnings per share. The compensation committee and Board regularly review the Company’s equity compensation methodology to ensure it supports the achievement of our financial and strategic objectives and remains in line with market practices, while effectively managing the level of shareholder dilution and increases in our share-based compensation.

What we do
Base a significant portion of the compensation opportunity on financial and share price performance	Regularly review the executive compensation and peer group data
Set annual incentive targets to our chief executive officer based on objective performance measures	Offer equity and cash compensation which we believe incentivizes our executive officers to deliver both short-term and long-term shareholder value
Maintain a forfeiture and clawback policy	Manage dilution by shifting to RSUs
Emphasize pay-for-performance – meaning the earning of annual bonuses are subject to the attainment of pre-set objective performance measurements	Maintain an independent compensation committee which engages an independent and reputable compensation advisor
Maintain an anti-hedging and pledging policy	Cap cash bonus payments and annual equity-based compensation

The compensation committee directly engaged the services of Radford, a business unit of Aon plc (“Radford”), a global provider of consulting services relating to human capital and compensation, to review the Company’s compensation practices and advise us as to whether they are aligned with, and competitive relative to, U.S. market practices. Radford reports directly to the compensation committee and the compensation committee determined Radford to be independent.

Based on Radford’s report and recommendations, the compensation committee approved a list of 21 companies as our peer group (the “Peer Group”). The information provided by Radford relating to the compensation practices of our Peer Group aids the decision-making process of the compensation committee and Board and supports our ability to inform our shareholders of the Company’s relative positioning on compensation. The compensation committee and Board make their final decisions relating to annual executive compensation in reliance on various considerations, including the information provided by Radford, as applicable, with a focus on the individual performance of our executives.

Our Peer Group is made up of companies that are most comparable to the us on a range of criteria, including industry (mainly technology companies), revenue, market capitalization, number of employees and rate of growth.  Our Peer Group is composed of the following companies:

Anaplan	CyberArk Software	Five9	Q2	Varonis Systems
Affirm	Chegg	monday.com	Paylocity	Wix.com
Asana	Elastic	MongoDB	Rapid7	Workiva
Avalara	Fastly	New Relic	Upwork	ZoomInfo Technologies
Bill.com

Compensation of Non-Executive Directors

On October 19, 2021, our shareholders approved an amendment to out directors’ compensation pursuant to which we pay each of our non-employee directors who (i) either joined our board of directors following our initial public offering or otherwise will join our board of directors in the future, or (ii) serves or will serve in the future on a board of directors committee, each (i) and (ii) an “Eligible Director”, the following compensation:

Cash Compensation

An annual cash retainer with respect to each twelve months of service in an amount of:

	Lead Independent Director or Chairperson	Member
Board of Directors	$97,500	$65,000

Additional fees with respect to each twelve months of service on the Board’s committees in the amounts of:

	Lead Independent Director or Chairperson	Member
Audit	$20,000	$8,000
Compensation	$10,000	$5,000
Nominating and Governance	$7,500	$4,500
Other Committee as Authorized by the Board of Directors	$7,500	$4,500

Payment to the committee chairpersons is in lieu of (and not in addition to) the payments referenced for committee membership. In case of service of less than a full twelve-month period, the annual fee shall be prorated with respect to the actual period of service.

Equity Based Compensation

Welcome Grant – Each newly appointed or elected non-executive director of the Company shall be granted options with a grant date value of $350,000. The exercise price for the options shall be the average closing price per ordinary share on the NYSE over the thirty (30) trading days period preceding the grant, but, with respect to U.S. taxpayers, not less than the fair market value on the grant date for purposes of Section 409A of the United States Internal Revenue Code of 1986, as amended (the “Code”). Such welcome grant will vest on a quarterly basis over a period of one year. The commencement of the vesting shall begin on the election or appointment day.

Annual Grant – Each Eligible Director shall be granted options with a grant date value of $300,000 upon the annual anniversary of his or her initial election or appointment (provided the director is still in office) (the “Eligibility Date”). The exercise price for the option awards shall be the average closing sale price per ordinary share on the NYSE over the thirty (30) trading days preceding the grant, but, with respect to U.S. taxpayers, not less than the fair market value on the date of grant for purposes of Section 409A of the Code. Such annual grant will vest on a quarterly basis over a period of one year. The commencement of the vesting shall begin on the Eligibility Date.

The welcome grant and the annual grants will also be subject to the following terms and conditions: (i) Acceleration. The equity awards shall be accelerated in the event of a Merger/Sale (as defined in our 2019 Share Incentive Plan, or the 2019 Plan); (ii) Intended Tax Type of Award. Equity grants to directors who are Israeli residents and qualify for a “102 award” pursuant to Section 102 of the Israeli Income Tax Ordinance [New Version]-1961, as amended, and the regulations promulgated thereunder, shall be classified as 102 Awards (as defined in the 2019 Plan), capital gain track equity (and non-102 qualified grants to directors who are Israeli residents will be classified as 3(9) Awards, as defined in the 2019 Plan); and (iii) General. The equity grants shall otherwise be subject to the terms and conditions of the 2019 Plan, or any effective equity plan at that time, and the award agreement in the form generally used by the Company at the time signed.

Compensation of Certain Executive Officers

For information concerning the annual compensation earned during 2021 by our five most highly compensated executive officers see Item 6.B. of our Annual Report, a copy of which is available on our website at https://investors.fiverr.com/.

ENVIRONMENTAL SOCIAL AND GOVERNANCE

Fiverr was built with a defined purpose from day one to change how the world works together. We believe that our success can only be built alongside the success of our stakeholders, including our community, employees and shareholders. We are committed to building a long-term sustainable business that aligns our mission and business strategy with positive impacts to people, communities and our planet.

In 2021, we partnered with Deloitte, an independent consulting firm, to conduct an environmental, social and governance (ESG) assessment based on Sustainable Accounting Standards Board (SASB) standards and Fiverr’s core business strategy. Through the process, we have identified four core pillars that outline some of the specific ways we are making positive change in the world and the key issues that we believe are important to our business and stakeholders.

•	Creating fair economic and social opportunities: fostering a level playing field and providing economic and business opportunities for talent across the world;

•	Marketplace integrity and ethics: holding high standards for quality and integrity in our marketplace;

•	Empowering our people: building a diverse and inclusive workforce and company culture; and

•	Climate change: reducing the carbon footprint by enabling remote work and driving responsible resource use.

We published our inaugural ESG report in November 2021, and the report can be accessed via both Homepage and Impact section of our investor relations website at https://investors.fiverr.com/. We believe that transparent and regular reporting is an essential step to holding ourselves accountable. We expect to continue to evolve our ESG strategy in the future as our ESG program matures. Our ESG report is not incorporated by reference into this proxy statement.

Oversight of the Company’s risks, strategies, policies, programs and practices related to ESG matters is conducted by our nominating and governance committee, and our EVP and General Counsel and EVP of Strategic Finance lead the day-to-day management of ESG matters.

PROPOSAL 1

RE-ELECTION OF DIRECTORS

Background

Our Board currently consists of seven directors and is divided into three classes with staggered three-year terms as follows:

●	the Class I directors are Philippe Botteri and Jonathan Kolber, and their terms expire at our annual meeting of shareholders to be held in 2023;

●	the Class II directors are Adam Fisher and Nir Zohar, and their terms expire at our annual meeting of shareholders to be held in 2024; and

●	the Class III directors are Micha Kaufman, Ron Gutler and Gili Iohan, and their terms expire at the Meeting.

At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class will be for a term of office that expires on the date of the third annual general meeting following such election or re-election.

At the Meeting, shareholders will be asked to re-elect each of Micha Kaufman, Ron Gutler and Gili Iohan. Ron Gutler and Gili Iohan each serve on each of our audit, compensation, and nominating and governance committees, qualifies as an independent director under the rules of SEC and the New York Stock Exchange relating to audit committee and compensation committee membership, and are also financially literate in accordance with the requirements of the NYSE Rules. Ron Gutler serves also as our lead independent director, chairman of our audit, compensation, and nominating and governance committees, and serves as the audit committee financial expert under the rules of the SEC.

As part of the nomination of Ron Gutler and Gili Iohan, our Board and nominating and governance committee evaluated the independence and capacity of Ron Gutler and Gili Iohan with regards to their other current commitments, including service on other public company board of directors and committees and the fact that they do not serve in executive positions at any other company, and determined that each of them is able to fully and without conflict serve the best interests of the Company’s shareholders.

In accordance with the Companies Law, each of Micha Kaufman, Ron Gutler and Gili Iohan has certified to us that he or she meets all the requirements of the Companies Law for election as a director of a public company and possesses the necessary qualifications and has sufficient time to fulfill his or her duties as a director of Fiverr, taking into account the size and special needs of Fiverr. During 2021, each of the directors standing for re-election at the Meeting attended at least 90% of our Board and Board committee meetings, as applicable.

As such, our Board and nominating and governance committee recommended that each of Micha Kaufman, Ron Gutler and Gili Iohan be re-elected at the Meeting as a Class III director for a term to expire at the 2025 annual general meeting of our shareholders, and until his or her successor has been duly elected and qualified, or until his or her office is vacated in accordance with our Articles of Association or the Companies Law.

Biographical information concerning Micha Kaufman, Ron Gutler and Gili Iohan is set forth below:

Micha Kaufman, our Co-Founder, has served as our Chief Executive Officer and as a member of our Board since our inception and currently also serves as Chairman of our Board. Prior to co-founding Fiverr, Mr. Kaufman founded and led several technology ventures, including Keynesis Ltd., Invisia Ltd. and Spotback Ltd. Mr. Kaufman has served as a member of the Advisory Board of Cerca Partners LP, a venture capital firm, since November 2016. Mr. Kaufman holds an LL.B degree from Haifa University in Israel.

Ron Gutler has served as a member of our Board since April 2019 and as lead independent director since May 2021. From May 2002 through February 2013, Mr. Gutler served as the Chairman of NICE Systems Ltd., a public company specializing in voice recognition, data security and surveillance. Between 2000 and 2011, Mr. Gutler served as the Chairman of G.J.E. 121 Promoting Investments Ltd., a real estate company. Mr. Gutler is a former Managing Director and Partner of Bankers Trust Company, which is currently part of Deutsche Bank. Mr. Gutler currently serves on the board of directors of Wix.com Ltd., CyberArk Software Ltd., Walkme Ltd. and several private companies. Mr. Gutler holds a B.A. and an M.B.A. from the Hebrew University of Jerusalem.

Gili Iohan has served as a member of our Board since April 2019. Ms. Iohan is currently a partner at ION Crossover Partners, an Israeli based cross-over fund. Ms. Iohan previously served as chief financial officer of Varonis Systems, Inc., responsible for the company’s finance, accounting and back office operations, from 2005 to April 2017. Prior to that, she was a partner for six years at Nextage Ltd., a financial services advisory firm. Ms. Iohan currently serves on the board of directors of Varonis Systems, Inc., Monday.com Ltd. and Similarweb Ltd. Ms. Iohan holds a B.A. and an M.B.A. from Tel Aviv University in Israel.

Proposal

The shareholders are being asked to re-elect each of Micha Kaufman, Ron Gutler and Gili Iohan for a term to expire at the 2025 annual general meeting of our shareholders, and until his or her respective successor has been duly elected and qualified, or until his or her office is vacated in accordance with our Articles of Association or the Companies Law.

It is proposed that the following resolutions be adopted at the Meeting:

RESOLVED, that Micha Kaufman be re-elected as a Class III director, to serve until the 2025 annual meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Companies Law;

FURTHER RESOLVED, that Ron Gutler be re-elected as a Class III director, to serve until the 2025 annual meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Companies Law; and

FURTHER RESOLVED, that Gili Iohan be re-elected as a Class III director, to serve until the 2025 annual meeting of shareholders and until her successor has been duly elected and qualified, or until her office is vacated in accordance with the Company’s Articles of Association or the Companies Law.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the re-election of each of Micha Kaufman, Ron Gutler and Gili Iohan as a Class III director for a term to expire at the 2025 annual general meeting.

PROPOSAL 2

AMENDMENT OF ARTICLES OF ASSOCIATION

Background

A forum selection provision in a corporate charter document can be an effective way for a company to reduce litigation costs and increase outcome predictability.  Such a clause requires a derivative suit or other claims relating to corporate governance or securities law to be litigated in a specific forum that is selected by the company. A recent judicial decision in Delaware upheld the validity of such a clause, which increases the likelihood that Israeli courts (which often rely upon Delaware precedent for new corporate law questions) will likewise deem such a clause to be valid for an Israeli company such as ours to have in its articles of association.

Our Board has considered the appropriateness of a forum selection provision and has determined that it is in the best interest of the Company and its shareholders to adopt such a clause, which, if approved at the Meeting, will be added to our Articles of Association via an amendment. The amendment is not being proposed in anticipation of any specific litigation or transaction.

At the Meeting, shareholders will be asked to amend our Articles of Association to add a new Article 63 to provide that, unless we consent in writing to the selection of an alternative forum:

●	the federal district courts of the United States shall be the exclusive forum for the resolution of any claim arising under the Securities Act of 1933, as amended; and

●
the Tel Aviv court  shall be the exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Companies Law or the Israeli Securities Law 5728-1968.

●	Any person or entity purchasing or otherwise acquiring or holding any shares of the Company shall be deemed to have notice of and consented to these provisions.

We believe that adopting the amendment is in the best interests of the Company and its shareholders for the following reasons:

●
A federal forum selection provision allows for the consolidation of multi-jurisdiction litigation in a single United States federal district court and reduces the risk that the outcome of cases in multiple jurisdictions could be inconsistent;

●	The amendment will help avoid state court forum shopping and provide for efficiencies in managing the procedural aspects of securities litigation; and

●
According to the proposed amendment, all intra-corporate disputes, other than those complaints asserting a cause of action arising under the U.S. Securities Act of 1933, as amended, will be litigated in the State of Israel, where the Company is incorporated and whose law governs such disputes. Moreover, the Israeli courts have developed considerable expertise in dealing with corporate law issues involving Israeli listed companies, as well as a substantial and influential body of case law construing Israel’s corporate law and long-standing precedent regarding corporate governance.

The proposed amendment will only regulate the forums where shareholders may file certain claims. It does not affect the remedies available if such claims are successful. Moreover, the Company will retain the ability to consent to an alternative forum in circumstances where the Company determines that its interests and those of its shareholders are best served by permitting a particular dispute to proceed in a forum other than the United States federal district courts or State of Israel, as applicable.

Given these considerations, our Board has determined that it is in the best interests of the Company that the Company’s Articles of Association be amended to include an exclusive forum selection provision as set forth below. There is, however, uncertainty as to whether a court would enforce these provisions, and although current case law indicates it is enforceable, there is no certainty that this will remain the case in the future.

Proposal

The shareholders are being asked to approve an amendment to the Articles of Association of the Company, to add Article 63 to read as follows:

“FORUM FOR ADJUDICATION OF DISPUTES

63.         FORUM FOR ADJUDICATION OF DISPUTES.

(a) Unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the U.S. Securities Act of 1933, as amended, including all causes of action asserted against any defendant to such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by the Company, its officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional or entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering. The foregoing provisions of this Article 63 shall not apply to causes of action arising under the U.S. Securities Exchange Act of 1934, as amended.

(b) Unless the Company consents in writing to the selection of an alternative forum, the competent courts in Tel Aviv, Israel shall be the exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Companies Law or the Securities Law.

(c) Any person or entity purchasing or otherwise acquiring or holding any interest in shares of the Company shall be deemed to have notice of and consented to the provisions of this Article 63.”

It is proposed that the following resolutions be adopted at the Meeting:

RESOLVED, to approve an amendment to the Articles of Association of the Company to provide a forum selection provision to regulate the forums where certain claims can be filed against the Company as set forth in the proxy statement, dated June 15, 2022.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the amendment of the Articles of Association of the Company.

PROPOSAL 3

RE-APPOINTMENT OF INDEPENDENT AUDITORS
AND AUTHORIZATION OF THE BOARD TO FIX THEIR REMUNERATION

Background

Our audit committee and Board have approved the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2022, subject to the approval of our shareholders.

The following table sets forth the total compensation that was paid by the Company and its subsidiaries to the Company’s independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, in each of the previous two fiscal years:

	2021	2020
	(in thousands)
Audit fees(1)	$782	$1,008
Tax fees(2)	282	704
All other fees(3)	2	17
Total	$1,072	$1,729

(1)
“Audit fees” for the years ended December 31, 2021 and 2020 include fees for the audit of our annual financial statements. This category also includes services that the independent accountant generally provides, such as consents and assistance with statutory and regulatory filings or engagements and review of documents filed with the SEC as well as certain fees related to the audit in connection with our follow-on offering in June 2020 and issuance of convertible senior notes in October 2020.

(2)	“Tax fees” for the years ended December 31, 2021 and 2020 were related to ongoing tax advisory, tax compliance and tax planning services.

(3)	“All other fees” in the years ended December 31, 2021 and 2020 related to services in connection with non-audit compliance and review work.

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountants to perform certain audit and non-audit services.  Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit services, audit-related services and tax services that may be performed by our independent accountants.  Our audit committee pre-approved all the audit services and all of the non-audit services provided to us and to our subsidiaries since our pre-approval policy was adopted.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, to re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as Fiverr International Ltd.’s independent registered public accounting firm for the year ending December 31, 2022 and until the next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors in accordance with the volume and nature of their services.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the ratification of the re-appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2022.

PRESENTATION AND DISCUSSION OF AUDITED CONSOLIDATED FINANCIAL STATEMENTS

In addition to considering the foregoing agenda items at the Meeting, we will also present our audited consolidated financial statements for the fiscal year ended December 31, 2021. A copy of the Annual Report, including the audited consolidated financial statements for the year ended December 31, 2021, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as on the “Investor Relations” section of our Company’s website at https://investors.fiverr.com.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than those described in this proxy statement.  If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 25 of the Company’s Articles of Association, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

The Annual Report filed with the SEC on February 17, 2022, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at https://investors.fiverr.com/.

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that the Company is subject to those proxy rules.

By Order of the Board of Directors,

Micha Kaufman
Chairman of the Board of Directors and Chief Executive Officer

Dated: June 15, 2022